Unaudited interim condensed consolidated financial statements VEON Ltd. As of and for the three-month period ended March 31, 2026

TABLE OF CONTENTS Interim condensed consolidated income statement 2 Interim condensed consolidated statement of comprehensive income 3 Interim condensed consolidated statement of financial position 4 Interim condensed consolidated statement of changes in equity 5 Interim condensed consolidated statement of cash flows 6 General information about the Group 7 1 General information 7 Operating activities of the Group 9 2 Segment information 9 3 Share-based payments 11 4 Income taxes 13 Investing activities of the Group 14 5 Significant transactions 14 6 Property and equipment 16 7 Intangible assets 17 Financing activities of the Group 18 8 Investments, debt and derivatives 18 9 Cash and cash equivalents 23 10 Issued capital 24 11 Dividends paid and proposed 25 Additional information 26 12 Related parties 26 13 Risks, commitments, contingencies and uncertainties 26 14 Events after the reporting period 27 15 Basis of preparation of the interim condensed consolidated financial statements 27 VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT for the three-month period ended March 31: (In millions of U.S. dollars, except per share amounts) Note 2026 2025 Revenue * 2 1,201 1,026 Cost of services, equipment and accessories * (151) (129) Selling, general and administrative expenses (533) (458) Depreciation 6 (150) (138) Amortization 7 (59) (60) Impairment loss, net (2) (2) Operating profit 306 239 Finance costs (150) (119) Finance income 18 10 Other non-operating (loss) / gain, net (6) 30 Net foreign exchange gain / (loss) 15 (30) Profit before tax 183 130 Income tax expense 4 (60) (12) Profit for the period 123 118 Attributable to: The owners of the parent 99 99 Non-controlling interest 24 19 123 118 Basic and diluted earnings per share attributable to ordinary equity holders of the parent $0.06 $0.06 Weighted average common shares outstanding: for basic earnings per share (in millions) 1,740 1,767 for diluted earnings per share (in millions) 1,785 1,818 * Certain prior period comparatives have been represented to conform with the current year presentation. The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the three-month period ended March 31: (In millions of U.S. dollars) 2026 2025 Profit for the period 123 118 Items that may be reclassified to profit or loss Foreign currency translation (31) 27 Net loss on cash flow hedges (1) — Items that will not be reclassified to profit or loss Fair value re-measurement of financial instruments — (1) Other (1) — Other comprehensive (loss) / income for the period, net of tax (33) 26 Total comprehensive income for the period, net of tax 90 144 Attributable to: The owners of the parent 69 121 Non-controlling interests 21 23 90 144 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of: (In millions of U.S. dollars) Note March 31, 2026 December 31, 2025 Assets Non-current assets Property and equipment 6 3,824 3,757 Intangible assets 7 1,894 1,549 Investments and derivatives 8 108 144 Deferred tax assets 439 418 Loans to customers * 42 31 Other assets * 175 203 Total non-current assets 6,482 6,102 Current assets Inventories 29 32 Trade and other receivables * 304 266 Investments and derivatives 8 432 489 Current income tax assets 44 43 Loans to customers * 345 335 Other assets 215 216 Cash and cash equivalents 9 1,751 1,732 Total current assets 3,120 3,113 Total assets 9,602 9,215 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,468 1,340 Non-controlling interests 395 294 Total equity 1,863 1,634 Non-current liabilities Debt and derivatives 8 4,004 4,043 Provisions 41 43 Deferred tax liabilities 48 41 Other liabilities 17 18 Total non-current liabilities 4,110 4,145 Current liabilities Trade and other payables 1,495 1,442 Debt and derivatives 8 1,419 1,102 Provisions 76 261 Current income tax payables 100 88 Other liabilities 535 539 Total current liabilities 3,625 3,432 Liabilities associated with assets held for sale 4 4 Total equity and liabilities 9,602 9,215 * Certain prior period comparatives have been represented to conform with the current year presentation The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three-month period ended March 31, 2026

		Attributable to equity owners of the parent								
(In millions of U.S. dollars, except share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
As of January 1, 2026		**1,719,186,734**	**2**	**12,753**	**(2,108)**	**(2,998)**	**(6,309)**	**1,340**	**294**	**1,634**
Profit for the period		—	—	—	—	99	—	99	24	123
Other comprehensive loss		—	—	—	(2)	—	(28)	(30)	(3)	(33)
Total comprehensive income / (loss)		**—**	**—**	**—**	**(2)**	**99**	**(28)**	**69**	**21**	**90**
Share repurchases	10	(13,583,025)	—	—	(28)	—	—	(28)	—	(28)
Sale of non-controlling interest	8	—	—	—	(67)	—	127	60	80	140
Share issuance under ADG resolution	8	13,794,400	—	—	27	—	—	27	—	27
Other	3	11,636,075	—	—	—	—	—	—	—	—
As of March 31, 2026		**1,731,034,184**	**2**	**12,753**	**(2,178)**	**(2,899)**	**(6,210)**	**1,468**	**395**	**1,863**

for the three-month period ended March 31, 2025

		Attributable to equity owners of the parent								
(In millions of U.S. dollars, except share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
As of January 1, 2025		**1,765,484,059**	**2**	**12,753**	**(1,953)**	**(3,530)**	**(6,173)**	**1,099**	**158**	**1,257**
Profit for the period		—	—	—	—	99	—	99	19	118
Other comprehensive income / (loss)		—	—	—	(1)	—	23	22	4	26
Total comprehensive income / (loss)		**—**	**—**	**—**	**(1)**	**99**	**23**	**121**	**23**	**144**
Share repurchases		(12,994,450)	—	—	(24)	—	—	(24)	—	(24)
Other		—	—	—	11	—	—	11	—	11
As of March 31, 2025		**1,752,489,609**	**2**	**12,753**	**(1,967)**	**(3,431)**	**(6,150)**	**1,207**	**181**	**1,388**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026

5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the three-month period ended March 31: (In millions of U.S. dollars) Note 2026 2025 Operating activities Profit before tax 183 130 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss, net 211 200 Finance costs 150 119 Finance income (18) (10) Other non-operating loss / (gain), net 6 (30) Net foreign exchange (gain) / loss (15) 30 Changes in trade and other receivables and prepayments (40) (49) Changes in inventories 3 (5) Changes in trade and other payables 39 143 Changes in provisions, pensions and other 17 25 Interest paid (87) (59) Interest received 12 9 Income tax paid (65) (70) Net cash flows from operating activities 396 433 Investing activities Purchase of property, plant and equipment (232) (173) Purchase of intangible assets (32) (36) Payments on deposits (25) (47) Acquisition of a subsidiary, net of cash acquired 5 (165) — Inflows / (Outflows) on loans granted 65 (55) Proceeds from sale of share in subsidiaries, net of cash 60 100 Proceeds from sale of property, plant and equipment 34 1 Net cash flows used in investing activities (295) (210) Financing activities Proceeds from borrowings, net of fees paid * 146 89 Repayment of debt *** (161) (176) Repayment of lease liabilities *** (64) (40) Proceeds from sale of non-controlling interest 8 140 — Share repurchases 10 (28) (24) ADG resolution 8 (120) — Net cash flows used in financing activities (87) (151) Net increase in cash and cash equivalents 14 72 Net foreign exchange difference 5 5 Cash and cash equivalents classified as held for sale at the beginning of the period — 14 Cash and cash equivalents classified as held for sale at the end of the period — (6) Cash and cash equivalents at beginning of period, net of overdrafts ** 1,732 1,688 Cash and cash equivalents at end of period, net of overdraft ** 9 1,751 1,773 * Fees paid for borrowings were US$1 (2025: US$5). ** Overdrawn amount of the presented period was nil (2025: US$1). *** Certain prior period comparatives have been represented to conform with the current year presentation. The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 6

GENERAL INFORMATION ABOUT THE GROUP 1 GENERAL INFORMATION VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are currently located at Unit 1703 Index Tower (East Tower), Dubai (DIFC), the United Arab Emirates. VEON generates revenue through the provision of comprehensive telecommunications and infrastructure services, including voice communications, fixed broadband, and data services, as well as digital services encompassing digital financial services, content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products and services may be sold separately or in bundled packages. VEON’s ADSs and common shares are listed on the NASDAQ Global Select Market (“NASDAQ”) (and NASDAQ Capital Market prior to December 18, 2025). The unaudited interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated. The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025 as included in the Annual Report on the Form 20-F filed on March 16, 2026. Certain information included in these unaudited interim condensed consolidated financial statements was derived from the 2025 Form 20-F. Major developments during the three-month period ended March 31, 2026 JazzWorld enters Interest Rate Swap Transactions On January 2, 2026, JazzWorld Pakistan Limited ("JazzWorld"), formerly Pakistan Mobile Communications Limited entered into two interest rate swaps (“IRS”) with United Bank Limited, to hedge against the risk from fluctuations in Pakistani Rupee ("PKR") floating rate on its loans of PKR75 billion (US$268). The interest rate swaps lock in a fixed interest rate by converting the floating rate to a fixed rate at each payment date and provide certainty over future interest cash flows, reducing exposure to interest fluctuations. These IRS were executed in two tranches of PKR37.5 billion (US$134) each for terms of 5 and 7 years with fixed interest rates of 12.55% and 12.85%, respectively. The IRS have been designated as cash flow hedges of the variability in cash flows attributable to the PKR floating interest rate. Refer to Note 8 - Investments, debt and derivatives for further details. Kyivstar Group Ltd. secondary public offering of shares held by VEON On January 29, 2026, VEON announced the pricing of a secondary public offering of 12,500,000 common shares of Kyivstar Group Ltd., its majority-owned subsidiary, comprising 12,100,000 shares held by VEON Amsterdam B.V., a wholly owned subsidiary of VEON and 400,000 shares from other selling shareholders, at a public offering price of US$10.50 per share. The underwriters were granted a 30-day option to purchase up to an additional 1,875,000 shares from the other selling shareholders at the public offering price, less underwriting discounts and commissions. On close of the offering on February 2, 2026, which was oversubscribed by five times, 13,975,000 common shares were sold by VEON Amsterdam B.V., a wholly owned subsidiary of VEON, including the full exercise of the underwriters' option of 1,875,000 common shares while 400,000 common shares were sold by other selling shareholders accumulating to a total of 14,375,000 common shares. Refer to Note 8 - Investments, debt and derivatives for further details. VEON expands digital healthcare services with Acquisition of Tabletki.ua On February 10, 2026, VEON announced its wholly owned subsidiary Kyivstar Group Ltd., has signed a definitive agreement and completed the acquisition of 100% of Tabletki.ua for US$160, payable in Ukrainian hryvna in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. The transaction closed on February 10, 2026 and was accounted for under IFRS 3. Refer to Note 5 - Significant transactions for further details. VEON’s Subsidiary JazzWorld Secures Largest Allocation with 190 MHz On March 10, 2026, VEON announced that VEON’s subsidiary JazzWorld secured the allocation of 190 MHz after a successful mobile spectrum auction held in Pakistan by the Pakistan Telecommunication Authority, with a license term of fifteen years and a total cost of approximately US$240. Payment for the license may be made either as a lump sum twelve months after license Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 7 issuance or over a six-year period, with 50% payable after twelve months and the remaining 50% payable over five years at Karachi Interbank Offered Rate ("KIBOR") +3%. As of March 31, 2026 the license has been capitalized at the present value of future payments as an intangible asset of US$209. A corresponding liability of the same amount has also been recognized with interest on the liability to be recognized as a finance cost in the interim condensed consolidated income statement. 2025 Form 20-F filed with the SEC On March 16, 2026, VEON filed its Annual Report on Form 20-F for the year ended December 31, 2025 with the SEC. VEON Announces 2026 AGM and Board Nominees On March 31, 2026, VEON announced that its Board of Directors (the “Board”) has set the date for VEON’s 2026 Annual General Meeting of Shareholders (the “AGM”) for May 11, 2026. Further, the Board and its Nomination Committee have recommended VEON’s seven current Board members for re-election at the AGM. The recommended nominees are Augie K. Fabela II, Andrei Gusev, Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting, and the Group Chief Executive Officer Kaan Terzioglu. For other significant investing and financing activities during the three-month period ended March 31, 2026, refer to the sections "Investing activities of the Group" and "Financing activities of the Group" included here within. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 8

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2 SEGMENT INFORMATION

Management analyzes the Company's operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

Management evaluates the performance of the Company's segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses, share of profit/loss of joint ventures and associates and listing expense (**"Adjusted EBITDA"**) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (**"CAPEX excl. licenses and ROU"**). Management does not analyze assets or liabilities by reportable segments.

Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.

We also present our results of operations for **"HQ and eliminations"** and **"Others"** separately, although these are not reportable segments. **"HQ, eliminations and Others"** represents our operations in Kyrgyzstan and transactions related to management activities within the Group. Operations in Kyrgyzstan have been sold during the year ended December 31, 2025, for further details refer to the audited consolidated financial statements for year ended December 31, 2025.

Revenue disaggregation and other financial information by reportable segment for the three-month period ended March 31, is presented in the following tables. Inter-segment transactions are not material, and are made on terms which are comparable to transactions with third parties.

	Telecommunication and infrastructure ***		Digital: Digital financial services *		Digital: Other digital services ***		Total Revenue **	
	2026	2025	2026	2025	2026	2025	2026	2025
Pakistan	293	257	122	82	50	47	465	386
Ukraine	258	238	—	—	67	19	325	257
Kazakhstan	176	156	7	8	29	23	212	187
Uzbekistan	69	63	6	3	7	7	82	73
Bangladesh	102	109	—	—	14	2	116	111
HQ, eliminations and Others	—	12	—	—	1	—	1	12
Total	**898**	**835**	**135**	**93**	**168**	**98**	**1,201**	**1,026**

Starting first quarter 2026, to conform with management view and presentation, revenues from our enterprise identity and credentials management services are reported within the other digital services revenue.

** Digital financial services includes interest income of US$85 (2025: US$60) from loans to customers from our banking operations in Pakistan.*

*** Total revenue includes service revenue of US$1,179 (2025:US$1,020) and revenue from sale of equipment and accessories of US$22 (2025:US$6).*

**** Certain prior period comparatives have been represented to conform with the current year presentation.*

	Selling, General and Administrative Expenses		Adjusted EBITDA		CAPEX exc. licenses and ROU *	
	2026	2025	2026	2025	2026	2025
Pakistan	210	182	209	162	32	34
Ukraine	118	90	174	143	71	57
Kazakhstan	78	62	91	95	18	24
Uzbekistan	40	35	30	27	8	9
Bangladesh	53	54	46	38	9	7
HQ, eliminations and Others	34	35	(33)	(26)	—	2
Total	**533**	**458**	**517**	**439**	**138**	**133**

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 9

* This includes additions on property, plant and equipment of US$184 (2025: US$179), intangible assets of US$252 (2025: US$19) after deducting additions in licenses of US$209 (2025: nil), right-of-use assets of US$67 (2025: US$47), and additions in the period which were prepaid of US$22 (2025: US$18). The following table provides the reconciliation of Total Adjusted EBITDA to Profit before tax for the three-month period ended March 31: 2026 2025 Total Adjusted EBITDA 517 439 Adjustments to reconcile Total Adjusted EBITDA to Profit before tax Net foreign exchange gain / (loss) 15 (30) Other non-operating (loss) / gain, net (6) 30 Finance income 18 10 Finance costs (150) (119) Impairment loss, net (2) (2) Amortization (59) (60) Depreciation (150) (138) Profit before tax 183 130 Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 10

3 SHARE-BASED PAYMENTS The following table sets forth the total share-based payment expense for the three-month period ended March 31 in relation to all directors and employees of the Company. 2026 2025 Equity-settled share-based payment expense 6 10 Liability-settled share-based payment expense 1 — Total share-based compensation expense 7 10 The following table sets forth the total share-based payment liability in relation to all directors and employees of the Company. March 31, 2026 December 31, 2025 Current liability — 7 Non-current liability 3 5 Total liability for share-based payments 3 12 VEON's Umbrella Incentive Plan (“UIP”) In January 2026, a total of 1,045,375 equity-settled common shares were granted to a number of participants as a part of their LTI 2025-2027 program. Additionally, in March 2026, a total of 10,295,925 equity-settled common shares were granted to the participants as a part of their LTI 2026-28 program. These awards are subject to a market performance condition tied to an absolute share price target. These grants have a three-year performance period with vesting scheduled for December 31, 2027 for LTI 2025-2027 program grant and December 31, 2028 for LTI 2026-2028 program grant. The fair value of the awards with a market performance condition was determined using a Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied. The following table sets forth the principal assumptions applied by VEON in determining the fair value of the newly issued equity settled share-based payment instruments with market performance conditions: Assumptions affecting inputs to fair value model Equity-settled Annual risk-free rates of return and discount rates (%) 3.55% - 3.95% Long-term dividend yield (%) —% Volatility of share price (%) 44.97% - 45.36% Share price (p) $1.93 - $2.09 During February 2026, a total of 167,375 equity-settled common shares were granted to a group of participants. The grant had no performance or service condition and vested immediately upon grant. During March 2026, a total of 926,325 equity-settled common shares were granted to the participants and the award was subject to non-market performance condition scorecards, with a three-year vesting period ending on 31 December 2028. Additionally, in March 2026, a total of 766,200 equity settled and 131,200 cash-settled common shares were granted to the eligible participants. Under this plan, participants may receive 75% of their STI payout in cash and 25% in the form of a ‘Main’ equity grant, which vests immediately upon grant and similar number of shares are matched by the Company, with a two-year vesting period. Similarly, certain participants were also granted a total of 694,575 equity-settled common shares as a part of their 50% of STI 2025 converted to share-based grant which vested immediately upon grant. These shares are subject to two-year restriction period. VEON's Short Term Incentive Plan (“STI”) During February 2026, a total of 226,198 cash-settled common shares were vested and settled with employees in connection with their HQ awards that were granted in April 2024. VEON's Long-Term Incentive Plan (“LTIP”) In January 2026, the Remuneration Committee of VEON, approved the early vesting of an award of 1,053,628 cash-settled common shares granted in April 2024 under the LTI 2024–2026 program. The award was originally subject to a three-year vesting period, with vesting scheduled for December 31, 2026. Following the Committee’s approval, the award vested and was settled with the employee in March 2026. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 11

Additionally, during February and March 2026, a total of 11,636,075 equity-settled and 3,054,766 cash-settled common shares were transferred / settled with the employees in connection with the LTI 2023-2025 awards that were granted during 2023 and 2024 with vesting date of December 31, 2025. In connection with the equity-settled award, 2,830,700 common shares were withheld to cover applicable tax obligations. Share-based payments to non-employees Refer to Note 12 - Related parties for specific disclosures related to the Impact Investments agreement. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 12

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

4 INCOME TAXES

Income tax expense is the total of the current and deferred income taxes. The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.

Income tax expense consisted of the following for the three-month period ended March 31:

	2026	2025
Current income taxes	(76)	(52)
Deferred income taxes	16	40
Income tax expense	**(60)**	**(12)**
Effective tax rate	32.8 %	9.2 %

The statutory tax rate of the ultimate parent entity, VEON Ltd., based in UAE, is 9%. Veon Ltd is currently in the process of obtaining Qualified Free Zone Person ("QFZP") status. Upon approval, this status would entitle the entity to a 0% statutory tax rate, compared to the standard U.A.E. corporate tax rate of 9%.

The variance between the statutory tax rate of 9% and the Group's effective tax rate (ETR) of 32.8% for the three-month period ended March 31, 2026 is primarily attributable to higher tax rates in key jurisdictions where VEON operates, including Pakistan (39%) and Ukraine (18%).

The year-on-year increase in tax expense between Q1 2025 and Q1 2026 is primarily attributable to one-off items recognized in Q1 2025, including reversals of tax contingencies and withholding tax provisions, which resulted in a materially lower tax charge in that period. No comparable reversals or releases were recorded in Q1 2026, leading to a higher reported tax expense in the current period.

Global Minimum Tax

The Group falls within the scope of enacted Pillar Two legislation and has assessed its exposure to Pillar Two income taxes. No Pillar Two tax expense or income was recognized for the first quarter of 2026. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Group operates are above 15%.

As of March 31, 2026, the Group has accumulated US$8,725 of tax losses and US$372 of other tax attributes in various jurisdictions which can be carried-forward and utilized for Pillar Two purposes in the future.

The Group has applied the International Accounting Standards (**"IAS"**) 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 13

INVESTING ACTIVITIES OF THE GROUP 5 SIGNIFICANT TRANSACTIONS During the three-month period ended March 31, 2026 VEON expands digital healthcare services with Acquisition of Tabletki.ua As disclosed in Note 1 - General information, on February 10, 2026, Kyivstar Group Ltd. ("KGL"), a majority-owned subsidiary of VEON, signed a share purchase agreement ("SPA") for the acquisition of 100% of the shares of MTPK LLC and its subsidiaries (together, the "Tabletki Group"). Tabletki Group is a Ukrainian business established in 2008, specializing in the development and maintenance of the automated platform for searching and booking medicines and other products from pharmacies in Ukraine. This strategic acquisition marks VEON’s expansion into a new area of digital consumer services in line with its digital operator strategy. Tabletki Group consists of MTPK LLC, Farmel LLC, and Farma Studio LLC. The total consideration transferred amounts to US$160, which was paid in full in cash in Ukrainian hryvnia. For the purposes of these financial statements, the acquisition has been accounted for on a provisional basis in accordance with IFRS 3. The fair values of identifiable assets and liabilities of Tabletki Group at the date of acquisition were: February 10, 2026 Non-current assets Intangible assets 77 Current assets Cash and cash equivalents 2 Other current assets 1 Fair value of identifiable net assets 80 Goodwill resulting from acquisition 80 Purchase consideration 160 The following table shows the details of cash outflow during the three-month period ended March 31, 2026: March 31, 2026 Cash outflow, net of cash acquired Cash consideration 160 Less: balances acquired Cash and cash equivalents (2) Net outflow of cash - investing activities 158 Based on a preliminary purchase price allocation, the identifiable intangible assets recognized comprise: customer relationships, internally developed software, and brands and trademarks. The amounts recognized for these identifiable intangible assets are provisional and may be adjusted during the measurement period as additional information about facts and circumstances that existed at the acquisition date becomes available. The fair value of the customer base was determined to be US$61. The valuation of the customer base was performed using the multi-period excess earnings method. The fair value of the trademark was determined to be US$12. The valuation of the brands and trademarks was performed using the relief-from-royalty method under the income approach. The fair value of the developed technology was determined to be US$4. The valuation of the internally developed software was performed using the replacement cost approach. The fair value of acquired other current assets related to trade and other receivables is US$1, which approximates the gross contractual amount, as a loss allowance is insignificant. The goodwill arising from KGL's acquisition of the Tabletki Group represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired at the acquisition date. Goodwill primarily reflects the expected synergies arising from the integration of Tabletkі Group into the VEON’s operations, including enhanced market presence in the digital healthcare ecosystem, access to established customer relationships, Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 14 expansion into new digital services, and the development and deployment of new digital devices leveraging combined technological capabilities. These benefits do not meet the criteria for separate recognition as identifiable intangible assets. The recognized goodwill is not deductible for tax purposes. There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination. From the date of acquisition, Tabletki Group contributed US$5 of revenue and US$4 profit before tax to VEON. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$8 and contribution to profit before tax for VEON would have been US$6. Acquisition-related costs of US$1 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows. The accounting for the purchase of Tabletki Group is provisional as the valuation of certain intangible and long-term assets, accounts payable, other assets and liabilities, and residual goodwill related to this acquisition is not complete. Additional information is being obtained and evaluated in relation to facts and circumstances that existed as of the acquisition date, including historical customer attrition and reactivation data, pre-acquisition software development, costs and other valuation inputs, and supporting documentation for certain asset and liability balances existing at the date. Accordingly the fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date ending February 10, 2027). Acquisition of ISP Shtorm LLC On February 26, 2026, KGL acquired 100% of the equity interests in ISP Shtorm LLC ("Shtorm"), a regional fixed broadband internet service provider operating in Ukraine. This strategic acquisition supports KGL’s continued expansion in the fixed broadband segment and strengthens its position in converged telecommunications services. KGL acquired 100% of Shtorm for total consideration of US$10 upon the closing of the transaction on February 26, 2026. Upon completion of the transaction, US$7 of the total consideration was paid in cash, with the remaining US$3 recognized as deferred consideration, subject to customary closing adjustments. Based on the initial purchase price allocation, the fair value of the net assets acquired was US$4 at the acquisition date, resulting in the recognition of goodwill of US$6, primarily attributable to expected synergies from integrating the acquired business into VEON’s operations and the assembled workforce. The purchase price allocation is provisional, as VEON is finalizing the valuation of certain tangible and intangible assets, deferred tax balances and completion accounts adjustments. The recognized amounts are provisional and may be adjusted during the measurement period as additional information about facts and circumstances that existed at the acquisition date becomes available. From the acquisition date, the contribution of Shtorm to the VEON’s revenue and profit is less than US$1. During the three-month period ended March 31, 2025 VEON announces sale of stake in Beeline Kyrgyzstan On March 26, 2024, VEON announced that it signed the Kyrgyzstan SPA for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the Kyrgyzstan SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for Kyrgyzstan operations. The Government of Kyrgyzstan expressed its intention to exercise its pre-emption right in relation to the transaction before the SPA expiration on March 31, 2025. In accordance with the applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. Based on current negotiations, Menacrest AG (an indirect subsidiary of the Company that was previously included in the disposal group) will now act as the seller of the Beeline Kyrgyzstan operations. As the additional time to complete the sale was not expected when the Company initially classified this asset group as held for sale, management is still committed to selling its stake in Beeline Kyrgyzstan, and the negotiations with the Government of Kyrgyzstan are ongoing, the Company has maintained held for sale for its Kyrgyzstan operations as of March 31, 2025. Subsequently, on August 13, 2025, the transaction was completed following receipt of all necessary regulatory approvals. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 15

6 PROPERTY AND EQUIPMENT The following table summarizes the movement in the net book value of property and equipment for the three-month period ended March 31: 2026 2025 Balance as of January 1 3,757 3,016 Acquisitions 3 — Additions * 184 179 Modifications and re-assessments * 62 50 Disposals (4) (4) Divestment and reclassification as held for sale (32) (3) Depreciation (150) (138) Impairment, net (2) (2) Currency translation 1 15 Transfers 5 (4) Balance as of March 31 3,824 3,109 * Certain prior period comparatives have been represented to conform with the current year presentation. Unitel sale and leaseback transaction In March 2026, Unitel LLC (“Unitel”), a wholly owned subsidiary of VEON, completed a sale and leaseback transaction in respect of a building for cash consideration of US$34 and simultaneously entered into a 10-year lease agreement for the continued use of the property. The transaction was accounted for in accordance with IFRS 16, Leases. Upon completion of the sale and leaseback transaction, the Group derecognized the carrying amount of the building of US$32 and recognized a lease liability of US$32 together with a right-of-use asset of US$30, representing the Group’s retained right to use the building over the lease term. A gain of US$0.1 was recognized in profit or loss, reflecting only the amount of the gain attributable to the rights transferred to the buyer-lessor. The remaining portion of the gain, amounting to US$1.9 and relating to the Group’s retained right of use, was not recognized immediately and will be reflected over future periods through depreciation of the recognized right-of-use asset. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 16

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

7 INTANGIBLE ASSETS

The following table summarizes the movement in the net book value of intangible assets, including goodwill for the three-month period ended March 31.

	2026	2025
Balance as of January 1	**1,549**	**1,510**
Acquisitions	169	—
Additions *	252	19
Amortization	(59)	(60)
Currency translation	(12)	2
Transfers	(5)	6
Balance as of March 31	**1,894**	**1,477**

** Includes 5G Spectrum license in Pakistan for approximately US$209, refer Note1 - General Information for further details.*

Goodwill

Included within total intangible asset movements for the three-month period ended March 31, 2026, as shown above, are the following movements in goodwill for the group, per cash generating unit (**"CGU"**):

CGU	March 31, 2026	Currency translation and other adjustments	Acquisitions *	December 31, 2025
Pakistan	123	—	—	123
Kazakhstan	122	5	—	117
Uzbekistan	31	—	—	31
Ukraine	103	(2)	86	19
Uklon	103	(6)	—	109
Total	**482**	**(3)**	**86**	**399**

** For acquisitions refer to Note 5 - Significant transactions for further details.*

Currency translation and other adjustments for Ukraine include US$3 for measurement period adjustment resulting in reduction of goodwill recognized related to the acquisition of SUNVIN11 LLC.

Impairment losses in 2026

The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2025 and subsequently assessed for indicators of impairment or reversal of impairment as of March 31, 2026.

The Bangladesh CGU is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, this CGU is also continuously monitored. Based on the assessment performed, we concluded that no impairment was identified for any CGU.

Impairment losses in 2025

The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2024 and subsequently assessed for indicators of impairment or reversal of impairment as of March 31, 2025.

The Bangladesh CGU is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the CGU has limited headroom and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required. Based on the assessment performed, we concluded that no impairment nor reversal was identified for any CGU.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 17

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP

8 INVESTMENTS, DEBT AND DERIVATIVES

The Company holds the following investments and derivative assets:

	March 31, 2026	December 31, 2025
At fair value		
Derivatives designated as cash flow hedge	2	—
Other equity investments	38	38
	40	**38**
At amortized cost		
Security deposits and cash collateral	183	159
Bank deposits	3	2
Deferred consideration from sale of subsidiary	194	250
Other investments	120	184
	500	**595**
Total investments and derivatives	**540**	**633**
Non-current	108	144
Current	432	489

Security deposits and cash collateral

Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$26 (2025: US$27) and restricted cash of US$126 (2025: US$118) which are mainly held at our banking operations in Pakistan and our operating company in Ukraine.

Deferred consideration from sale of subsidiary

This includes US$194 deferred consideration for the sale of Deodar (2025: US$250).

Other equity investments at fair value

Other investments at fair value are measured at fair value through other comprehensive income and relate to equity investments held in Pakistan US$4 (2025: US$4) and Bangladesh US$34 (2025: US$34).

Other investments at amortized cost

Other investments at amortized cost include loans granted to minority shareholder Crowell Investments Limited by VIP Kazakhstan Holding AG and VIP Kyrgyzstan Holding AG of US$27 each (2025: US$27 each), investment in Pakistan sovereign bonds of US$36 (2025: US$33) short-term repo lending at our banking operations in Pakistan of US$28 (2025: US$94).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 18

The Company holds the following debt and derivative liabilities: March 31, 2026 December 31, 2025 At fair value Derivatives designated as cash flow hedge 4 — Derivative relating to ADG resolution 33 — Warrants 28 27 65 27 At amortized cost Borrowing, of which 3,055 3,143 i) Principal amount outstanding 2,998 3,049 ii) Other Borrowings 57 94 Interest accrued * 84 63 Discounts, unamortized fees (18) (19) Bank loans and bonds 3,121 3,187 Lease liabilities 1,853 1,760 Other financial liabilities 384 171 5,358 5,118 Total debt and derivatives 5,423 5,145 Non-current 4,004 4,043 Current 1,419 1,102 *Interest accrued includes US$1 on interest related to Derivatives designated as cash flow hedge. Other borrowings include long-term capex accounts payable US$57 (2025: US$94). Warrants As of March 31, 2026, the Group had 7,666,528 Warrants outstanding (2025: 7,666,528). Each Warrant entitles the holder to purchase 1 Common Share of KGL at an exercise price of 11.5 per share. The Warrants are exercisable from September 14, 2025 and will expire on August 14, 2030. There were no Warrants exercised during the three-month period ended March 31, 2026. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 19

Significant changes in financial assets and financial liabilities The key changes in the financial assets and liabilities during the three-month period ended March 31, 2026, predominantly relate to the activities described below in this section. Furthermore, there were no changes in risk management policies as disclosed in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025. Financing activities during the three-month period ended March 31, 2026 Kyivstar Group Ltd. ("KGL") secondary public offering of shares held by VEON As disclosed in Note 1 - General information, during the period the Group completed the sale of 6% of its ownership interest in KGL, representing 13,975,000 common shares out of a total subscription of 14,375,000 common shares, through a public offering for net proceeds of US$140 presented as cash inflows from financing activities. As a result of the transaction, the Group’s ownership interest in KGL decreased from 89.6% to 83.6%, while non-controlling interest (“NCI”) increased from 10.4% to 16.4%. Control over KGL was retained and, accordingly, the transaction was accounted for as a transaction with owners in accordance with IFRS 10 Consolidated Financial Statements. No gain or loss was recognized in the interim condensed consolidated income statement. The carrying amount of NCI increased by US$80, including reattribution of accumulated cumulative foreign currency translation loss of US$127 related to the disposed interest. The balancing adjustment of US$67 was recognized in other capital reserves as a debit. VEON Announces Agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement On March 12, 2026, VEON announced that it had entered into an agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement. As part of this agreement, VEON welcomed the Dhabi Group, whose principal is His Highness Sheikh Nahyan bin Mubarak Al Nahyan, as a shareholder in the Company. Under the terms of the agreement, Dhabi Group fully withdrew all its claims and VEON agreed to pay the Dhabi Group US$120 in cash plus US$30 equivalent in ADS (‘ADS Payment’). Additionally, twenty-four months after the date of agreement, VEON will make further cash payment (if any) equal to the difference of US$60 and the market value of the ADS Payment at future date. Accordingly, VEON had recognized a provision of US$170 as of December 31, 2025, representing management’s estimate of the expected outflow. Following execution of the accelerated resolution agreement, the US$170 provision recognized as of December 31, 2025 was reclassified to financial liabilities and subsequently accounted for within the scope of IFRS 9. The liability was then partially settled through a cash payment of US$120 and the transfer of US$30 equivalent in ADSs, resulting in the transfer of 13,794,400 shares (551,776 ADSs), determined based on the 30-day volume-weighted average price of US$54.40 per ADS. In accordance with IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments, the extinguishment of the financial liability through the issue of equity instruments was measured based on the fair value of the equity instruments transferred. The ADS Payment had a fair value of US$27 at the transfer date, resulting in a gain of US$3 recognized within other non-operating (loss)/gain, net, in the interim condensed consolidated income statement. During the three-month period ended March 31, 2026, the remaining unsettled embedded derivative component of the resolution agreement was accounted for as a derivative financial liability under IFRS 9 and remeasured to a fair value of US$33 as of March 31, 2026 using the Black-Scholes model, resulting in a fair value loss of US$13 recognized in the interim condensed consolidated income statement. JazzWorld enters Interest Rate Swap Transactions As disclosed in Note 1 - General information, JazzWorld entered into interest rate swaps to hedge the exposure to variability in cash flows arising from changes in PKR floating interest rates on borrowings with an aggregate principal amount of PKR75 billion (US$268). The swaps are designated as hedging instruments in cash flow hedge relationships under IFRS 9 using a hedge ratio of 1:1, consistent with the Group’s risk management strategy. The Group assesses, at inception and on an ongoing basis, whether the hedging relationships continue to meet the qualifying criteria for hedge accounting, including the existence of an economic relationship between the hedged item and the hedging instrument, that the effect of credit risk does not dominate the value changes arising from that economic relationship, and that the hedge ratio remains consistent with that used for risk management purposes. The interest rate swaps are measured at fair value and classified within Level 2 of the fair value hierarchy. Fair value is determined using observable market data, including interest rate curves, adjusted as necessary to reflect the limited liquidity of the PKR interest rate market. During the three-month period ended March 31, 2026, the hedging relationships remained effective and continued to qualify for hedge accounting. The cumulative amount recognized in the cash flow hedge reserve in respect of these hedges was US$1 comprising of US$8 recorded as cost of hedging, which will be reclassified to profit or loss over the life of the hedge and US$7 representing the effective portion of the gain on hedging instruments. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 20

Carrying amounts of the derivative designated cash flow hedge assets of US$2 and liability of US$4, are presented within Investment and derivative assets and debt and derivative liabilities respectively in the interim condensed consolidated statement of financial position. Unitel LLC credit facilities During the three-month period ended March 31, 2026, Unitel LLC signed two new credit facility agreements with Infinbank and AKIB Ipoteka Bank, each with a principal amount of UZS200 billion (US$16), with maturities of four years and five years, respectively. Unitel LLC fully utilized the facility with AKIB Ipoteka Bank and drew UZS189 billion (US$15) under the Infinbank facility. Banglalink Digital Communications Ltd. ("BDCL") short term credit facilities During the three-month period ended March 31, 2026, Banglalink utilized BDT12 billion (US$93) under various short-term facilities from different local banks. Financing activities during the three-month period ended March 31, 2025 Unanimous Support from Noteholders Voting in Consent Solicitation On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON Holdings (the “Issuer”). Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings B.V. with VEON Midco B.V. as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo B.V. substituted VEON Holdings B.V. as the Issuer on April 8, 2025 upon completion of the demerger. VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan On March 27, 2025, VEON announced the successful syndication of a 24 month, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading Gulf Cooperation Council (“GCC”) banks. The facility will bear interest at Term SOFR plus 425 bps. The facility was fully drawn in early April 2025. KaR-Tel Limited Liability Partnership credit facilities On January 29, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed a new bilateral credit facility agreement with Forte Bank JSC of KZT22.5 billion (US$43) with a maturity of 5 years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility. Kar-Tel utilized KZT12 billion (US$24) from this facility during February and March 2025. Fair values The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of: • 'Bank loans and bonds, including interest accrued', for which fair value is equal to US$3,056 at March 31, 2026 (December 31, 2025: US$3,091); and • 'Lease liabilities', for which fair value has not been determined. Fair values are determined in accordance with IFRS 13, Fair Value Measurement. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. VEON classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Level 1 fair value measurements are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 fair value measurements are based on valuation techniques that incorporate significant unobservable inputs. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the three-month period ended March 31, 2026, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 21

As of March 31, 2026, the financial assets and liabilities recognized at fair value include Warrants at Level 1, derivatives designated as cashflow hedge and derivative relating to ADG resolution at Level 2 and other equity investments at Level 3. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 22

9 CASH AND CASH EQUIVALENTS Cash and cash equivalents consisted of the following items: Cash at banks and on hand 729 702 Short-term deposits with original maturity of less than three months 1,022 1,030 Cash and cash equivalents, net of overdrafts (as presented in the interim consolidated statement of cash flows) 1,751 1,732 March 31, 2026 December 31, 2025 * Cash and cash equivalents include an amount of US$463 (2025: US$341) relating to banking operations in Pakistan. Cash and cash equivalent balances as of March 31, 2026 and December 31, 2025 excludes restricted cash and deposits held within the group. Cash balances as of March 31, 2026 include investments in money market funds of US$89 (December 31, 2025: US$160). As of March 31, 2026, US$356 (December 31, 2025: US$458) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 23

10 ISSUED CAPITAL The following table details the common shares of the Company as of: March 31, 2026 December 31, 2025 Authorized common shares (nominal value of US$0.001 per share) 1,849,190,667 1,849,190,667 Issued shares, including 118,156,483 (2025: 130,003,933) shares held by a subsidiary of the Company 1,849,190,667 1,849,190,667 The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. The common share to ADS ratio is 25:1. VEON’s buyback program For the three-month period ended March 31, 2026 On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of a new buyback program. This buyback program enables the Company to buy back ADSs and/or outstanding bonds in an amount up to US$100. The final allocation between equity and debt securities will be determined by prevailing market conditions. During the year ended December 31, 2025, a total of 6,097,300 shares were repurchased for a total of US$13. During the three-month period ended March 31, 2026, a total of 13,583,025 shares were repurchased for a total of US$28. For the three-month period ended March 31, 2025 VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS. The first phase of the share buyback program was for an amount of up to US$30 and was completed in January 2025. An aggregate of 17,370,400 shares were repurchased, of which 12,346,225 were repurchased for US$23 during the period ended March 31, 2025. In March 2025, the company commenced its second phase of the share buyback program and up to US$35 of shares was approved to be repurchased. During the three-month period ended March 31, 2025 a total of 648,225 shares were repurchased related to the second phase for a total of US$1. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 24

11 DIVIDENDS PAID AND PROPOSED There were no dividends declared by VEON Ltd. in the three-month period ended March 31, 2026 nor in the three-month period ended March 31, 2025. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 25

ADDITIONAL INFORMATION 12 RELATED PARTIES For the three-month period ended March 31, 2026 Key management personnel compensation In January 2026, a total of 608,100 common shares were granted to a member of key management personnel under the UIP Rules as a part of their LTI 2025-2027 program. The award is subject to a market performance condition tied to an absolute share price target. This grant has a three-year performance period with vesting scheduled for December 31, 2027. In February 2026, a total of 7,671,300 common shares were transferred to the Group Chief Executive Officer under the 2021 LTIP Rules. These shares were originally granted on March 30, 2023 as a part of LTI 2023-2025 program, and vested on December 31, 2025 after the Remuneration Committee approved that the award has met the Total Shareholder Return ("TSR") performance condition at maximum achievement level. In March 2026, a total of 142,925 common shares were granted to a member of key management personnel under the UIP Rules as a part of their STI 2025 program, which vested immediately upon grant. These shares are subject to a two-year restriction period. In March 2026, a total of 3,593,475 common shares were also granted to the Group Chief Executive Officer and 1,296,900 were granted to other key management personnel under the UIP Rules as a part of their LTI 2026-2028 program. These awards are subject to a market performance condition tied to an absolute share price target. These grants have a three-year performance period with vesting scheduled for December 31, 2028. In March 2026, an equity-settled award of 125,000 shares granted to a member of key management personnel in April 2025 under the Deferred Share Plan ("DSP") Rules, vested after meeting the required service condition of one year. Other related parties As of March 31, 2026 US$0.2 of expense has been recognized related to the monthly cash payments and US$0.5 of expense has been recognized related to share-based payment expense related to the 2024 Agreement. For the three-month period ended March 31, 2025 Key management personnel compensation In February 2025, two cash settled awards of 500,000 and 273,825 shares were awarded in April 2024 under DSP Rules to a current Board Member. The awards, which vested in April 2024 and June 2024 with planned release date of one year after the vesting date, were agreed to be released and settled before March 15, 2025. The awards were settled by way of gross cash payment of US$1 to the Board Member as a full and final settlement. In March 2025, an equity-settled award of 1,644,025 shares granted to Group Chief Executive Officer in March 2023 under the DSP Rules, vested after meeting the required service condition of two years. Other related parties On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and Kyivstar. Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. As of March 31, 2025, US$0.2 of expense has been recognized related to the monthly cash payments and US$1 of expense has been recognized related to share-based payment expense related to the 2024 Agreement. 13 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES Other than disclosed elsewhere in these unaudited interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2025 as filed in the Form 20-F on March 16, 2026, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2026. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 26

14 EVENTS AFTER THE REPORTING PERIOD VEON and JazzWorld Receive Competition Commission of Pakistan Approval for Acquisition of TPL Insurance On April 7, 2026, the Competition Commission of Pakistan approved VEON’s subsidiary, Jazz International Holding Limited ("JIH"), to acquire up to 69.66% of TPL Insurance for PKR 4.15 billion (US$14.6) from TPL Corp. On April 20, JIH launched a mandatory tender offer for an additional 6.67% at PKR 30/share. Closing is expected in mid-2026. VEON 2025 Integrated Annual Report On April 23, 2026, VEON announced the publication of its 2025 Integrated Annual Report, showcasing a defining year of digital and financial performance and continued progress in strengthening the Group’s Environmental, Social, and Governance (“ESG”) program. VEON Boosts Accessibility for Investors by Waiving Depositary Service Fees on American Depositary Shares On April 24, 2026, VEON announced that, effective January 1, 2026, BNY Mellon will not collect depositary service fees (“DSF”) from investors that hold VEON’s American Depositary Shares (“ADSs”). The suspension of DSF charges for investors effectively reduces the cost of ownership by US$0.05 per ADS per year and enhances accessibility for both existing and prospective investors. VEON Shareholders Re-elect Board at 2026 AGM VEON announced that during the 2026 AGM held on May 11, 2026, VEON's shareholders approved the re-election of the seven directors who served on VEON's Board in the previous term. VEON welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a third term. Equity awards transferred to key management personnel On May 11, 2026, following the vesting of equity-settled awards in March 2026, 267,925 common shares were transferred to key management personnel in connection with equity awards that were granted during 2025 and 2026. 15 BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS BASIS OF PREPARATION The unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The Group has prepared the unaudited interim condensed consolidated financial statements on the basis that it will continue to operate as going concern. The preparation of these unaudited interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the unaudited interim condensed consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025. A number of new and amended standards became effective as of January 1, 2026, which did not have a material impact on VEON's unaudited interim condensed consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective. Dubai, May 14, 2026 VEON Ltd. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 27